Form 10-K405, Exhibit 13
period 1995-08-25
EARTH TECHNOLOGY CORP USA
filed 1995-11-22
CIK 819541

this is earth tech


annual report 1995

To our shareholders: Earth Tech's transition accelerated in fiscal year 1995. We continued to build on established client relationships, while laying the groundwork for balance in clients, markets, services, and revenue streams.
We began to see tangible results, evidenced by the diverse work performed and contracts won. Given the time-delayed nature of these procurements, their impact will be evident in future growth and revenue mix. At 25, we're a new firm, especially in terms of the markets open to us, yet, we have the network and track record of an established company. This makes us very competitive in an economy in which companies are linking environmental policy to business strategy and growth goals.

Key Events. Earth Tech's fastest growing businesses in 1995 reflected our expansion strategy. They included contract operations (+24%), air quality management (+28%), facilities engineering (+14%), infrastructure (+5%), and remediation (+3%). By the end of FY 1995, our contract backlog was a record $831 million ($173 million funded), nearly double FY 1994's record $448 million. The work is spread over a larger number and variety of contracts

     In a little over six quarters,               Backlog in millions
     starting just prior to the merger            Feb. '94 (Pre-Summit)    -    $255,000,000
     between The Earth Technology                 May '94 (Post-Summit)    -    $322,000,000
     Corporation and Summit Environmental         Aug. '94 (Post-HWI)      -    $451,000,000
     and running through FY 1995, Earth           May '95 (Post-HWI)       -    $574,000,000
     Tech's contract backlog has more than        Aug. '95                 -    $831,000,000
     tripled.

and is more evenly divided among commercial (35%), municipal (17%), and federal sectors (48%). This is in sharp contrast to three years ago when our revenues came mostly from study-intensive environmental and federal contracts. Our second major corporate expansion in as many years was finalized when shareholders approved the merger of Earth Tech and HazWaste Industries (HWI).
In adding HWI's emergency response/rapid remediation services, Earth Tech became a legitimate contracting service provider and firmly established a base in the US's southeast.

In the fourth quarter, with HWI's integration largely complete, the US Navy awarded us a $200-million contract for a full spectrum of environmental assessment, compliance, and cleanup services at defense sites throughout the Pacific. When we competed for this contract in 1990, we were told we needed to be bigger and have more technical depth. Now we're viewed as a firm fully capable of running $200-million jobs. There was other evidence,

     Since the initial development of                 Revenues (in thousands)
     our growth-oriented strategic business           ETCO FY '92                  -    $55,061
     plan in 1992, Earth Tech's annual                ETCO FY '93                  -    $62,906
     revenues have increased by some 225%,            ETCO & Summit FY '94         -    $136,802
     reflecting the combined operations of            ETCO, Summit, & HWI FY       -    $179,491
     ETCO, Summit, and HWI.

too, that the marketplace is responding to our new capabilities. A $30-million, US Army medical facilities contract is chiefly design and construction, while a $3.5-million contract for one of the world's leading brewers cuts across three service areas: contract operations and management, remediation, and engineering. Our air quality management growth was the result of booking over 200 Title V operating permit projects with major corporations across the US. These contracts, along with master services agreements with General Electric and Monsanto, a $6-million Department of Energy contract operations project, an engineering/construction management contract with Upjohn, and many others represent work we couldn't have competed for prior to our recent mergers. 1995 Financial Summary. Gross revenue from continuing operations for the 12 months ended August 25, 1995 was $179,492,000, up 1.9% from FY 1994's $176,199,000. Net reveune was $113,639,000, up 1.4% from
$112,034,000 the prior year.

     The same strategy that produced                 Operating income* (in thousands)
     Earth Tech's revenue increases has              ETCO FY '92                        -    $380
     had an even more profound impact on             ETCO FY '93                        -    $2,501
     the company's annual operating income,          ETCO & Summit FY '94               -    $7,052
     expanding it nearly threefold since             ETCO, Summit, & HWI FY '95         -    $10,472
     the close of FY 1992.                           *Excludes special charges

Net income to common shareholders from continuing operations and before special charges was $4,543,000, 10% above 1994's $4,115,000. On a per-share basis, FY 1995 results were $0.51 per share versus $0.53 in 1994. This reflected a year-to-year increase in the number of shares outstanding from 5,597,148 to 8,890,743, and a $0.04 per share contribution in tax benefits in 1994. Our operating margins on net revenues for continuing operations were 9.2% in 1995, and 8.8% a year ago, while utilization rates increased from 65% in 1994 to 67% in 1995.

The Road Ahead. Our strategic plan is on schedule. Congress' stagnant decision-making is slowing environmental funding so we will continue to strengthen technical resources and geographic presence beyond environmental markets. We've signed a letter of intent to acquire Barrett Consulting Group, a $26 million international water/wastewater, transportation, and infrastructure engineering firm. Barrett will increase our workforce to


          The costs and distractions of our expansion, mergers, and integration notwithstanding, we have managed to improve Earth Tech's operating margin as a percent of net revenue by nearly 750% since 1992.


               Operating margin* % of net revenue
               ETCO FY '92                        -    1.1%
               ETCO FY '93                        -    6.4%
               ETCO & Summit FY '94               -    7.0%
               ETCO, Summit, & HWI FY             -    9.4%
               *Excludes special charges


nearly $1,900, and expand our presence on the West Coast and in the Pacific. We can now focus on new opportunities and on improving profitability. The markets we're penetrating promise to grow as clients outsource more engineering and operations. This should have a positive effect on Earth Tech's future earnings and investment value. My thanks to our shareholders, employees, and clients for helping us move toward these goals.

                                             Sincerely,

                                             /s/ DIANE C. CREEL
                                             ------------------
                                             Diane C. Creel
                                             Chairwoman, CEO, and President

                   STRATEGIC SUCCESS AND 1995 FINANCIAL REVIEW

          EARTH TECH is one of the nation's leading engineering firms, serving the public and private sector markets for water resources, air quality, remediation, infrastructure, facilities management and environmental science. Founded in 1970, the company employs 1,700 people in over 40 US offices.

Engineering. Industrial downsizing and increases in cleanup and turnkey work drove our engineering growth in 1995. And it was broad-based: facilities design, remediation, wastewater treatment facilities, air quality, solid waste, and transportation. Our three-year partnering agreement with Upjohn includes architectural, structural, mechanical, instrumentation and controls, and electrical engineering. We're providing civil and structural engineering on a $15-million highway interchange in New England, for which we're also preparing an Environmental Impact Statement. In the Midwest, we're designing a calcium chloride plant. Engineering is also part of our responsibilities in several of master services, contract operations, and design-build contracts. Among these is the design of a landfill closure for General Electric. Our potential for new work is huge, given the market's size. ENGINEERING NEWS RECORD has estimated that the US's 500 largest design and engineering firms billed nearly $30 billion in 1994. Of this nearly 80% was in industrial process, hazardous waste, infrastructure, and manufacturing, all markets in which we are growing.



1994 Engineering Market (Chart)

Petroleum/Industrial process       -    21%
Hazardous waste                    -    20%
General Building                   -    16%
Transportation                     -    15%
Sewer/wastewater                   -     8%
Power                              -     7%
Manufacturing                      -     5%
Water supply                       -     4%
Miscellaneous                      -     4%

Construction.   With the shift in environmental work from study to cleanup, construction has become a prime focus for us. Domestic remediation construction alone totaled some $3 billion in 1994 and was growing at 5% to 10%.
Furthermore, there's rising interest in the public and private sectors for design-build, a market that registers in the tens of billions of dollars. Construction and construction-related work was a major part of our backlog growth in 1995. We designed, built, and will operate one of the nation's largest soil vapor extraction systems for the Air Force. A major manufacturer chose us to design and build an automated storage and retrieval system warehouse. Another named us construction manager on a $10-million chemical plant expansion. We'll also provide process design, automated process control, and environmental engineering. And we're construction manager on a nationwide, $30-million hospital renovation program for the Army and Air Force. As more construction clients see the added value of our total services and environmental expertise, we expect our construction opportunities to increase.


"At-risk" CM revenue
vs. Design-build revenue (Chart)

Domestic            -    $17.5 billion*
                    -    $22 billion
International       -    $2 billion*
                    -    $10.5 billion

* Construction management at-risk
 Design-build

Environmental Sciences. Earth Tech's envirnmental work in 1995 was more varied than ever, from the 200+ Title V permitting projects to the Navy CLEAN contract and a lot in between. We broadened our environmental services with Occidental Chemical Corporation by signing a new services agreement, while one of the world's foremost food processors hired us to perform environmental compliance audits. The latter comes just as many states are enticing clients to voluntarily audit their compliance status with new "environmental audit privilege" laws. We're out front in the new "brownfield" movement, in which contaminated urban sites are being reclaimed in favor of suburban relocating. A new contract with the US Air Force involves us heavily in OSHA-related work: public health assessment, industrial hygiene, radiation surveys, and workplace ergonomics. Our ability to provide a full spectrum of services, from audits to strategic environmental management, is timely. We're helping an increasingly proactive marketplace implement environmental policies aimed at economic competitiveness.

1994 Environmental Sciences
Market Segments (Chart)

Air Quality                        -    $500 million
Pollution prevention               -    $800 million
Strategic environmental management -    $600 million
Permitting/compliance              -    $2.1 billion
Remediation consulting             -    $5 billion

Contract Operations and Management. Another product of corporate and government downsizing, the US market for contract operations and management has been estimated at $20 billion, with current penetration projected to be only about 5%. Earth Tech's contract operations revenue grew 24% from 1994 to 1995, with 1995 fourth quarter revenue running 43% ahead of the same quarter a year ago.
An example: we are operating and maintaining a Department of Energy wastewater treatment facility. Summit's contract operations experience and Earth Tech's relationship with DOE created the synergy to win this $6-million contract away from the incumbent. Earth Tech has targeted numerous private and public sector clients and intends to market this service aggressively in the coming years. We believe cost savings to clients can range from 15% to 35% a year. The more efficient we are, the greater clients' savings and our profitability. Not only is there the prospect of long-term recurring revenues, there's also a logical, marketable link between contract operations and management and our environmental sciences, facilities engineering, and design-build services.

Potential Contract
Operations Market (Chart)

Estimated potential market              -    $20 billion
Penetrate market: less than $1 billion  -    (5%)

Alabama, Arizona, California, Florida, Georgia, Hawaii, Indiana, Maine, Massachusetts, Michigan, New Hampshire, New Jersey, North Carolina, Ohio, Tennessee, Texas, Virginia, West Verginia

ENGINEERING

pollution control
process/plant
remediation systems
solid/hazardous waste
transportation
wastewater
water supply

CONSTRUCTION

construction management
design-build
demolition/renovation
facilities
infrastructure
procurement
site cleanup
turnkey installations

CONTRACT OPERATIONS

facility operations and maintenance
process troubleshooting
remediation systems/sites
solid waste management systems
startups
wastewater treatment systems
water supply systems

ENVIRONMENTAL

air quality
asbestos and lead
compliance assistance
cleanup
emergency response
pollution prevention
resource management
risk assessment
strategic environmental management
management's discussion & 1995 financial review

SELECTED CONSOLIDATED FINANCIAL DATA

The following is selected consolidated financial data for each of the five years in the period ended August 25, 1995. The information below should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On May 23, 1994, Summit Environmental Group, Inc. (Summit) was merged with and into the Company and on February 23, 1995, HazWaste Industries Incorporated
(HWI) was merged with and into the Company. Both mergers were accounted for as poolings of interests, and accordingly, the selected consolidated financial data shown below has been restated to include the accounts and operations of Summit and HWI for all periods presented.

On August 11, 1995, the Board of Directors of the Company approved a plan to dispose of its laboratory operations. Accordingly, the selected financial data below reports, as discontinued operations, the net assets and operating results of the laboratory operations for all periods presented.


 Years Ended                                                August 25,     August 26,     August 27,     August 28,      August 30,
 (In thousands, except per share data)                            1995           1994           1993           1992            1991
------------------------------------------------------------------------------------------------------------------------------------
 STATEMENT OF OPERATIONS DATA
 Gross revenues                                              $179,492       $176,199       $187,467        $142,410       $124,787

 Net revenues                                                 113,639        112,034        108,861          92,297         83,233

 Operating income (loss)                                        6,157          2,961        ( 4,964)          5,866           (305)

 Net Income (loss) from continuing operations                   1,081           (718)        (9,743)            847         (3,750)

 Income (loss) from discontinued operations, net of
 income taxes                                                    (757)           (93)           764           1,089            863

 Loss on disposition of laboratory business, net of
 income taxes                                                    (660)             --            --              --             --

 Net income (loss) applicable to common shares            (       521)    (    1,083)       (10,079)          1,405     (    3,893)
------------------------------------------------------------------------------------------------------------------------------------
 PER COMMON SHARE DATA

 Net income (loss) per share from continuing operations         $0.10         $(0.18)        $(2.16)          $0.05         $(1.10)

 Net income (loss) per share from discontinued
 operations                                                     (0.16)         (0.02)          0.15           0.16            0.20

 Net income (loss) per share                                    (0.06)         (0.20)         (2.01)          0.21           (0.90)

 Weighted average common shares outstanding                     8,643          5,597          5,007           6,717          4,373
-----------------------------------------------------------------------------------------------------------------------------------
 BALANCE SHEET DATA

 Working capital                                               $31,664        $25,638        $21,285        $20,189         $18,079

 Total assets                                                   95,046         99,410         91,588         99,353          78,444

 Long-term liabilities                                          36,945         31,873         34,434         36,841          31,495

 Stockholders' equity                                           24,676         24,487         20,082         29,019          22,668
-----------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS AND MARKET CONSIDERATIONS

In performing its services, the Company often employs subcontractors over whom the Company has the responsibility of supervision and management. The Company's payments to subcontractors are recorded as direct project costs which also include other costs (other than direct labor) directly attributable to individual projects. These project costs are passed through directly to the Company's clients. In addition to recovery of the actual payments to subcontractors, the Company receives and records, as gross revenues, fees for the Company's managerial and supervisory services performed in connection with subcontracting work.

Net revenues are determined by subtracting direct project costs, other than labor, from gross revenues. Because the extent of the use of subcontractors can vary substantially from period to period, and in light of the fact that the cost of subcontractors is passed through directly to the Company's clients, the Company believes that its operating performance is best judged as a percentage of net revenues as opposed to gross revenues.

Direct labor and related expenses reflect the cost of professional and technical staff billable hours. Such costs consist of salaries and related fringe benefits, including employer-paid insurance, payroll taxes, vacations, sick leave, and retirement plan contributions. Indirect expenses include the non-billable cost of professional and technical staff labor hours, including non-billable time devoted to marketing, proposals, supervision, and professional development, as well as other expenses such as technical, office and field supplies, and related facility and support expenses, and corporate administrative expenses for marketing, accounting, and human resource functions.

The Company traditionally has pursued multi-year contracts with governmental agencies. U.S. government contracts accounted for approximately 48%, 50% and 48% of the Company's gross revenues in fiscal 1995, 1994, and 1993, respectively. Reliance on major government contracts subjects the Company to risks associated with public budgetary restrictions and uncertainties, discrepancies between awarded contract amounts and actual revenues, and cancellation at the option of the government. The Company attempts to mitigate these risks by staffing only to meet reasonably anticipated average workloads, by using subcontractors to handle peak workloads, and by obtaining termination benefit contract provisions. Cancellation of any of the Company's major government contracts, however, could have a material adverse effect on the Company.

The Company is dependent on a small number of contracts for producing a substantial portion of its revenues. Revenues from three U.S. government contracts accounted for 28.7% of the Company's gross revenues in fiscal 1995; three contracts provided 31.9% of fiscal 1994 revenues and four contracts provided 37.5% of fiscal 1993 revenues.

RESULTS OF OPERATIONS

The following table sets forth (I) certain items in the Consolidated Statements of Operations as a percentage of net revenues, and (ii) the percentage increase (decrease) in the dollar amount of such items from year to year for the 3-year period ended August 25, 1995.

                                      August 25,  August 26,   August 27,  August 25, 1995 vs.   August 26, 1994
                                            1995        1994         1993      August 26, 1994    vs. August 27, 1993
--------------------------------------------------------------------------------------------------------------------
 Gross revenues                         157.9%      157.3%       172.2%         1.9%               (6.0)%

 Net revenues                           100.0       100.0        100.0           1.4                2.9

 Direct labor and related expenses       45.3        45.0         44.1           2.1                4.9

 Indirect expenses                       45.5        46.2         46.6          (0.2)               2.0

 Special charges                          3.8         6.1         13.8         (37.2)             (54.2)
--------------------------------------------------------------------------------------------------------------------

 FISCAL 1995 COMPARED TO FISCAL 1994

CONTINUING OPERATIONS

Gross revenues increased 1.9% from $176,199,000 in 1994 to $179,492,000 in 1995.
Net revenues increased 1.4% from $112,034,000 in 1994 to $113,639,000 in 1995.
Individually, revenues from contract operations of wastewater and environmental facilities increased 24%; engineering services for industrial facilities increased 14% and municipal infrastructure services increased 5%. Also, individually, revenues from environmental consulting were flat in the commercial sector, while uncertainty in the federal regulatory and budgetary environment resulted in a 5% decline in government consulting.

Direct labor and related expenses increased slightly faster than revenues, growing from 45.0% of net revenues in 1994 to 45.3 % in 1995. The increase was due to the increasing mix of contract operations revenues, which have a lower mark-up on direct labor, an unfavorable contract mix in remediation services resulting in lower margins and continued pricing pressures in commercial consulting. These impacts were more than offset by improvements in indirect expenses as a percent of net revenues.

Indirect expenses decreased 0.2% in 1995 to a total of $51,696,000, due primarily to cost-control initiatives implemented by the Company late in 1994, and an overall increase in technical staff utilization rates, which decreases the amount of salaries classified as indirect costs. Indirect expenses declined from 46.2% of net revenues in 1994 to 45.5% in 1995.

Special charges of $4,315,000 ($3,647,000 net of tax) were incurred in 1995. These charges resulted from the completion of the business combination with HazWaste Industries completed on February 23, 1995. The charges include $2,510,000 in merger related expenses, $580,000 in severance costs, $555,000 for the consolidation of facilities and $670,000 for the conversion and integration of insurance, and fringe benefit programs. As of August 25, 1995, a liability of $465,000 remained accrued primarily for severance and office consolidation costs and is expected to be fully utilized in fiscal 1996. In 1994, special charges of $6,873,000 ($5,105,000 net of tax) consisted of $4,993,000 in costs related to the Summit merger and $1,880,000 for the closure of the Minneapolis office. As of August 25, 1995, a liability of $404,000 remained for the Minneapolis office closure, primarily related to the collection of certain accounts receivable.

Absent the special charges in each of the years above, operating income from continuing operations would have been $10,472,000 in 1995 versus $9,834,000 in 1994. The increase in operating income was the result of reduced general and administrative costs and improved staff utilization.

Interest expense declined 16.2% from $3,582,000 in 1994 to $3,003,000 in 1995.
This decline was primarily due to the conversion of $4,556,000 in subordinated debt which carried a 14.5% interest rate to common stock in May 1994.

Income tax expense of $2,359,000 represents 68.6% of pre-tax income from continuing operations. The abnormally high tax rate results from the fact that $2,500,000 of the special charges are not deductible for income tax purposes. Absent the special charges, the income tax rate on income from continuing operations would have been 40%. In 1994, non-deductible merger costs also impacted the tax rates. Absent the special charges, income tax expense in 1994 would have been 32.5%. The lower tax rate in 1994 related primarily to the utilization of certain tax benefits, including operating loss carryforwards.
The Company anticipates net deferred tax assets will be realized partially through available taxable income in carryback periods and through the generation of approximately $2 million of future taxable income.

Dividend requirements on preferred stock declined from $272,000 in 1994 to $185,000 in 1995 due to the redemption of all remaining outstanding redeemable preferred stock in May, 1995.

DISCONTINUED OPERATIONS

In August, 1995, the Company adopted a plan to sell its remaining laboratory operations and discontinue that line of business. In conjunction with this action, the Company recorded a net after-tax loss of $660,000 related to the expected loss on the sale of laboratory assets in fiscal 1995. Net losses after tax from operations of the discontinued laboratory business totaled $757,000 in 1995 compared to a $93,000 loss in 1994. A significant decline in both prices and volume in the labs accounted for the expanded loss. The Company expects to complete the sale of the remaining laboratory operations in the first half of fiscal 1996.

FISCAL 1994 COMPARED TO FISCAL 1993

CONTINUING OPERATIONS

     Gross revenues decreased 6.0% from $187,467,000 in 1993 to $176,199,000 in 1994, while net revenues increased 2.9% from $108,861,000 in 1993 to $112,034,000 in 1994. While non-labor project costs included in gross revenues declined by $14,500,000 from 1993 to 1994, primarily as a result of the completion of certain large remediation projects, labor-related net revenues expanded primarily as a result of a 13% increase in contract operations revenues and a 11% increase in federal government consulting revenues.

     Direct labor and related expenses expanded by 4.9% in 1994 and increased to 45.0% of net revenues in 1994 compared to 44.1 % in 1993. The increase in this percentage reflects the loss of fees, normally included in net revenues, on the lower non-labor costs from completed remediation projects, as well as the increase in the percentage of net revenues derived from contract operations of wastewater treatment plants and federal government consulting, both of which are sold at lower mark-ups on direct labor than in the commercial consulting sector of the Company's business.

     Indirect expenses increased by 2.0% in 1994, representing 46.2% of net revenues compared to 46.6% of net revenues in 1993. Cost increases associated with the expansion of the Company's consulting businesses were offset by reductions in general and administrative expenses, including the closure of Summit's headquarters facility in conjunction with the merger in May 1994.

     In 1994, special charges of $6,873,000 ($5,105,000, net of tax) consisted of $4,993,000 in costs related to the pooling of interests with Summit Environmental and $1,880,000 for the closure of the Minneapolis office. The special charges for the closure of Summit's Minneapolis office include $430,000 for unexpired facility and lease obligations, $300,000 in severance pay, $500,000 in estimated losses on uncompleted contracts and $650,000 in additions to the allowance for doubtful accounts. The office was closed and all employees terminated prior to the end of the third fiscal quarter of operation in 1994.
As of August 26, 1994, there was a reserve balance of $642,000 relating to the merger charges and $404,000 relating to the closure of the Minneapolis office. In 1993, prior to the merger with the Company, Summit recorded special charges of $15,000,000 ($13,461,000, net of tax) including $11,259,000 for the write down of goodwill, $2,551,000 to recognize the effect of an unfavorable lease and $1,190,000 to provide for the consolidation of certain administrative functions. The Company has, at each balance sheet date, made a determination as to whether or not there has been an impairment in the goodwill, and that prior to fiscal 1993, no impairment had occurred. At August 26, 1994, a liability of $2,187,000 existed relating to the unfavorable lease. This balance will be utilized over the remaining five years of the lease. A separate balance of $169,000 also existed at that date relating to the consolidation of administrative functions which will be completely utilized in fiscal 1995.

     Absent the special charges in each of the years above, operating income from continuing operations would have been $9,834,000 in 1994 compared to $10,036,000 in 1993. The decline was primarily related to the reduced fees on non-labor project costs associated with the completed remediation contracts.

     In 1994, the Company realized $248,000 in other income as a result of interest income and a gain on the sale of certain assets. In 1993, the Company incurred other expenses of $414,000, primarily representing the costs of disposing of certain assets and legal costs for non-operating activities.

     Interest expenses declined by $502,000, or 12.3%, from 1993 to 1994. This reduction was primarily the result of a reduction in borrowing levels and interest rates under revolving credit agreements and the conversion of $4,556,000 in 14.5% subordinated notes to common stock upon the closing of the merger with Summit in May 1994.

     The reported income tax rate in both 1994 and 1993 was adversely affected by the inability to deduct certain merger-related costs and goodwill write-downs for income tax purposes. Absent these special charges, the income tax rate would have been 32.5% in 1994 versus 33.6% in 1993. These lower rates relate primarily to the realization of certain tax benefits, including tax loss carry-forwards.

     Dividend requirements on preferred stock declined from $1,100,000 in 1993 to $272,000 in 1994 as a result of the conversion to common stock of most preferred stock issues upon the closing of the merger with Summit.

DISCONTINUED OPERATIONS

     Net after-tax losses from the discontinued laboratory operations totaled $93,000 in 1994 compared to a net after-tax profit of $764,000 in 1993. The erosion of profitability occurred primarily as a result of reduced levels of demand for certain of the Company's laboratory services, partially as a result of severe winter weather, and reduced pricing levels in certain parts of the country.

LIQUIDITY AND CAPITAL RESOURCES

At August 25, 1995, the Company's working capital was $31,664,000 versus $25,638,000 at August 26, 1994. Cash balances increased from $2,803,000 to $4,572,000 at August 25, 1995, while borrowing under the Company's bank line of credit increased from $12,553,000 at August 26, 1994 to $18,700,000 at August 25, 1995. The increase in borrowing levels is primarily attributable to the Company's redemption of $2,500,000 in senior preferred stock, and to the costs associated with the HazWaste Industries merger. Cash flow from operating activities totaled $3,966,000 in 1995. Capital expenditures increased to $4,376,000 from $4,314,000 in fiscal 1995,primarily for computers, software and office and field equipment. The Company has commitments for capital expenditures at August 25, 1995 for $1,000,000. The Company anticipates that capital expenditures of approximately $5,000,000 will be made in fiscal 1996, primarily for the computers and other equipment needed for general expansion of the business.

At August 25, 1995, the Company had $18,700,000 in borrowings outstanding under a Revolving Credit Agreement which allows borrowings based on eligible accounts receivable to a maximum of $25,000,000. The maximum available borrowing based on the eligible accounts receivable at August 25, 1995 was $21,268,000.

On September 11, 1995, the Company entered into a letter of intent to acquire Barrett Consulting Group, Inc. (Barrett). The letter of intent expired on October 31, 1995 without a definitive agreement being reached. The parties are continuing to negotiate terms and conditions with the objective of reaching a definitive agreement which result in Barrett being acquired as a wholly-owned subsidiary of the Company in a transaction to be accounted for as a purchase.

Funding requirements for operations, capital expenditures and future growth are expected to be met from cash generated from operations, borrowing under the above noted bank credit facilities, or utilization of common stock. The Company believes that cash provided from these areas will be sufficient to meet its operating requirements for the foreseeable future.

INFLATION

Although the Company's operations are influenced by general economic trends, the Company does not believe that inflation has had a material adverse impact on its operations during the three fiscal years ended August 25, 1995.



CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended
                                                            August 25,          August 26,          August 27,
 (In thousands, except per share data)                         1995                1994                1993
--------------------------------------------------------------------------------------------------------------
Gross revenues                                              $ 179,492           $ 176,199           $ 187,467
Less direct project costs                                      65,853              64,165              78,606
                                                  ------------------------------------------------------------
Net revenues                                                  113,639             112,034             108,861
Other costs and expenses:
     Direct labor and related expenses                         51,471              50,426              48,054
     Indirect expenses                                         51,696              51,774              50,771
     Special charges                                            4,315               6,873              15,000
                                                  ------------------------------------------------------------
Operating income (loss)                                         6,157               2,961              (4,964)
Other income and (expense), net                                   286                 248                (414)
Interest expense                                               (3,003)             (3,582)             (4,084)
                                                  ------------------------------------------------------------
Income (loss) from continuing operations before
income taxes                                                    3,440                (373)             (9,462)
Provision for income taxes                                      2,359                 345                 281
                                                  ------------------------------------------------------------
Income (loss) from continuing operations                        1,081                (718)             (9,743)
Discontinued operations, net of taxes:
     Income (loss) from operations                               (757)                (93)                764
     Loss on disposition                                         (660)                 --                  --
                                                  ------------------------------------------------------------
Net loss                                                         (336)               (811)             (8,979)
Dividend requirement on preferred stock                           185                 272              1 ,100
Net loss applicable to common shares                            $(521)            $(1,083)           $(10,079)
--------------------------------------------------------------------------------------------------------------
Net income (loss) per share from continuing operations          $0.10              $(0.18)             $(2.16)
Net income (loss) per share from discontinued operations        (0.16)              (0.02)               0.15
                                                  ------------------------------------------------------------
NET LOSS PER SHARE                                             $(0.06)             $(0.20)             $(2.01)
--------------------------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------------

  CONSOLIDATED BALANCE SHEETS
 (In thousands, except share data)                August 25,         August 26,
                                                    1995                1994
--------------------------------------------------------------------------------
 ASSETS:
 Current Assets
 Cash and cash equivalents                    $       4,572      $       2,803
 Contract receivables, net                           53,172             55,662
 Notes and other receivables                          2,224              1,525
 Prepaid expenses                                     1,494              2,447
 Deferred income taxes                                2,361              2,300
 Other current assets                                 1,266              1,451
                                        ----------------------------------------
     Total current assets                            65,089             66,188

 Equipment and improvements,
 net                                                 15,442             18,592
 Goodwill                                            11,936             12,549
 Deferred income taxes                                   --                383
 Other assets                                         2,579              1,698
                                        ----------------------------------------
     Total assets                                   $95,046            $99,410
                                        ----------------------------------------
--------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDERS' EQUITY:
 Current Liabilities
 Accounts payable                                   $14,466            $18,791
 Billings in excess of  revenues                      6,267              3,681
 Accrued payroll and related
 liabilities                                          7,913              8,513
 Other accrued liabilities                            3,583              4,515
 Income taxes payable                                    --                599
 Current portion of long-term debt                    1,196              4,451

                                        ----------------------------------------
     Total current
     liabilities                                     33,425             40,550

 Revolving credit agreement                          18,700             12,553
 Other long-term debt                                 4,476              5,383
 Other long-term liabilities                          3,662              3,937
 Deferred income taxes                                  107                 --
 Subordinated debt                                   10,000             10,000
                                        ----------------------------------------
     Total long-term liabilities                     36,945             31,873
     Total liabilities                               70,370             72,423

 Redeemable Senior Preferred
 Stock                                                   --              2,500
 Stockholders' equity
 Preferred stock                                         --             l ,800
 Common stock, $.10 par
 value,  20,000,000 shares
 authorized;  8,776,858 shares issued
 and 8,697,869 outstanding; (6,703,341
 at  August 26, 1994)                                   877                678
 Additional paid in capital                          36,613             34,302
 Deficit                                            (12,528)           (12,007)
 Less:     78,989 shares of common stock
           held in treasury (78,989 at
           August 26, 1994)                            (286)              (286)
                                        ----------------------------------------
 Total stockholders' equity                          24,676             24,487
                                        ----------------------------------------
 Total liabilities and  stockholders'
  equity                                       $     95,046       $     99,410
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                    Preferred                              Additional       Retained
                                        Stock                                Paid-in-       Earnings
 (In thousands)                  (All Issues)         Common Stock         Capital     (Deficit)    Treasury Stock         Total
--------------------------------------------------------------------------------------------------------------------------------
 Balance - August 28, 1992
 as previously reported                   $82                 $422         $24,448         $2,038           $(284)       $26,706

 Pooling of interest with HWI           1,800                   59             495           (41)                -         2,313
                              --------------------------------------------------------------------------------------------------
 Balance - as restated                  1,882                  481          24,943          1,997            (284)        29,019

 Issuance of net shares under
 employee's stock option and
 restricted option plan                     -                    6             264              -              (2)           268

 Sale of common stock                       -                    3              11              -                -            14

 Directors' fees under
 directors' stock option plan               -                    -              42              -                -            42
 Dividends on preferred stock               -                    -               -          (281)                -         (281)

 Net loss                                   -                    -               -        (8,979)                -       (8,979)
                              --------------------------------------------------------------------------------------------------
 Balances - August 27, 1993             1,882                  490          25,260        (7,263)            (286)        20,083

 Adjustment to conform fiscal
 year of Summit                                                                             (118)                          (118)
 Issuance of 1,673,295 shares
 in connection with the Summit
 recapitalization                        (82)                  167           8,711        (3,543)                -         5,253

 Issuance of net shares under
 employees' stock option and
 restricted option plan                     -                   21             243              -                -           264

 Directors' fees under
 directors' stock option plan               -                    -              88              -                -            88

 Dividends on preferred stock               -                    -               -          (272)                -         (272)
 Net loss                                                                                   (811)                -         (811)
                              ---------------------------------------------------------------------------------------------------
 Balance - August 26, 1994              1,800                  678          34,302       (12,007)            (286)        24,487

 Issuance of net shares under
 employees' stock option and
 restricted option plan                     -                    7             191              -                -           198

 Conversion of preferred stock
 in connection with the HWI
 merger                               (1,800)                  181           1,619              -                -             -
 Conversion of unvested
 options in connection with
 the HWI merger                                                  4             (4)                                             -


 Issuance of net shares under
 employees' stock purchase
 plan                                       -                    7             415              -                -           422

 Directors' fees under
 directors' stock option plan               -                    -              90              -                -            90

 Dividends on preferred stock               -                    -               -          (185)                -         (185)

                             --------------------------------------------------------------------------------------------------
 Net loss                                   -                    -               -          (336)                -         (336)
                             --------------------------------------------------------------------------------------------------
 Balance - August 25, 1995          $       -                 $877         $36,613      $(12,528)           $(286)      $24,676
-------------------------------------------------------------------------------------------------------------------------------
 SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED                                                                                 August 25,   August 26,     August 27,
(In thousands)                                                                                    1995         1994           1993
------------------------------------------------------------------------------------------------------------------------------------
   Net loss                                                                                   $(336)         $(811)       $(8,979)
   Adjustments to reconcile net loss to net cash provided by operating activities:
   Adjustment to conform fiscal year of Summit                                                    -           (118)             -
   Depreciation/amortization                                                                  5,788          5,371          5,308
   Provision for losses on contract receivables                                                 658          1,534            447
   Deferred income taxes                                                                        429         (1,269)        (2,697)
   Special charges                                                                           (1,293)           (74)        15,000
   Changes in assets and liabilities:
   Contract receivables                                                                       1,832         (6,845)        (3,224)
   Notes, prepaids and other assets                                                            (443)        (3,912)           598
   Accounts payable                                                                          (4,325)         2,650          1,731
   Other liabilities                                                                          1,656          3,474          2,790
                                                                                     -----------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                                         3,966              0         10,974

   Proceeds from disposals                                                                    2,351            223             76
   Purchase of property and equipment                                                        (4,376)        (4,314)        (3,140)
   Proceeds from sale of investments                                                              -             93            465
   Purchased businesses, net of cash acquired                                                     -           (490)             -
                                                                                     -----------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                                            (2,025)        (4,488)        (2,599)

   Redemption of Preferred Stock                                                             (2,500)             -              -
   Principal payments on debt obligations                                                   (79,241)       (47,566)       (40,252)
   Borrowing from debt obligations                                                           81,228         50,996         33,540
   Sale of common stock, net                                                                    526            208            124
   Dividends on preferred stock                                                                (185)          (272)          (281)
                                                                                     -----------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                            (172)         3,366         (6,869)
                                                                                     -----------------------------------------------

Net cash flow                                                                                 1,769         (1,122)         1,506
Cash and equivalents at beginning of period                                                   2,803          3,925          2,419
                                                                                     -----------------------------------------------
Cash and equivalents at end of period                                                        $4,572         $2,803         $3,925
                                                                                     -----------------------------------------------
Non-cash activities
   Interest paid during period                                                               $2,569         $3,637         $4,142
   Income taxes paid during period                                                            4,097          2,703          3,137
   Capital lease obligations from purchase of equipment                                         207            768          1,598
------------------------------------------------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONSOLIDATION - The accompanying consolidated financial statements include the accounts of The Earth Technology Corporation
(USA) and its wholly-owned subsidiaries (the Company). All material intercompany transactions have been eliminated in consolidation. The consolidated financial statements account for the mergers with Summit Environmental, Inc. in May 1994 and with HazWaste Industries, Inc., in February, 1995 as poolings of interests, and the accompanying consolidated financial statements have been restated. (See Note 2). Certain reclassifications have been made in the 1994 and 1993 information to conform to the 1995 presentations.

The Company is a technical services consulting organization specializing in the assessment, management, and remediation of complex environmental problems, engineering, construction, and planning services, and contract operations of water and wastewater treatment plants for federal, state and local governmental agencies and commercial and industrial clients. For financial reporting purposes, the Company operates in two segments, environmental services and contract operations, of which environmental services is the predominant industry.

FISCAL YEAR END - The Company is on a 52-53 week accounting period with the fiscal year ending on the last Friday in August.

REVENUE RECOGNITION - Revenues on contracts are recognized on the percentage-of-completion method, based primarily on the ratio of costs incurred to date to total estimated contract costs. Services are performed under cost-plus, time and material, and fixed-price contracts.

Anticipated losses under contracts are recorded as they become evident. Revenues from fixed price contracts are recognized using the cost-to-cost method to determine the progress made under percentage of completion accounting. For cost-plus-fixed-fee contracts, revenues are recognized as costs are incurred. Applicable fees are included in revenues in the proportion that incurred costs bear to total estimated costs. Incentives or penalties applicable to performance on contracts are considered in estimating revenues and are recorded when there is sufficient information available to assess performance. Any changes from estimates are recorded when adjustments are determined. Approximately $85,362,000 of gross revenues were from U.S. Government contracts in 1995 ($89,203,000 and $90,026,000 in 1994 and 1993, respectively).

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

CREDIT - Credit is extended based on an evaluation of the client's financial condition, with terms consistent in the industry and normally collateral is not required. Losses from credit sales are provided for in the financial statements and consistently have been within the allowance provided.

DEPRECIATION AND AMORTIZATION - Depreciation and amortization are provided using straight line and accelerated methods over the following estimated useful lives:

Field and laboratory equipment          2 to 10 years
Office furniture and equipment          2 to 7 years
Transportation equipment                5 years
Equipment under capital leases          3 to 5 years

Leasehold improvements are amortized over the remaining lives of the leases. Amortization of assets under capital leases is included in depreciattion expense.

INTANGIBLE ASSETS - Excess cost over the fair value of net assets acquired (or goodwill) generally is amortized on a straight-line basis over periods ranging from 20-40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the estimated shortfall of cash flows. The Company has, at each balance sheet date, made a determination as to whether or not there has been an impairment of goodwill and in fiscal 1995 and 1994, no impairment had occurred. Accumulated amortization was approximately $1,784,000 at August 25, 1995 and $1,567,000 at August 26, 1994.

INVESTMENTS - Marketable securities are recorded at fair value.

In fiscal 1995, the Company adopted Financial Accounting Standards Board issued Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The adoption did not have a material impact on the financial position or results of operations of the Company.

RENT EXPENSE - The Company leases certain office space under leases containing free rent and reduced rent periods. The accompanying financial statements reflect rent expense on a straight-line basis over the terms of the leases.

ACCOUNTING STANDARDS - In March, 1995, the Financial Accounting Standards Board issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company is required to adopt this Statement no later than fiscal 1997 and the adoption is not anticipated to be material to the financial position or results of operations of the Company.

 2. BUSINESS COMBINATIONS

In February, 1995, HazWaste Industries Incorporated (HWI) was merged with and into The Earth Technology Corporation (USA) (Earth Technology) (combined, the Company). Earth Technology issued 2,639,620 shares of common stock for all outstanding common shares, including preferred shares (See Note 12) and unvested options, of HWI. The merger was accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements have been restated for all periods prior to the merger to include the accounts and operations of HWI. Net revenues and net earnings for the individual entities for the periods before the merger was consummated are as follows:



In thousands                                          Earth Technology            HWI          Total
----------------------------------------------------------------------------------------------------
Six months ended February 24, 1995

     Revenues                                               $  69,590       $ 21,274     $   90,864

     Net Loss                                                    (647)        (1,233)        (1,880)

     Dividend requirement on preferred                            125             --            125

Year ended August 26, 1994

     Revenue                                                 $136,802       $ 39,397       $176,199

     Net (loss) income                                         (2,224)         1,413           (811)

     Dividend requirement on preferred                            272             --            272

Year ended August 27, 1993

     Revenue                                                 $135,097       $ 52,370       $187,467

     Net (loss) income                                        (10,735)         1,756         (8,979)

     Dividend requirement on preferred                          1,100             --          1,100
----------------------------------------------------------------------------------------------------


No material adjustments were necessary to eliminate intercompany transactions or conform accounting policies.

Prior to the merger, HWI used a fiscal year ending on the last Friday of December. The financial statements of HWI have been restated for all periods to conform to the fiscal year end of Earth Technology.

In connection with the merger, approximately $4,315,000 of merger costs and expenses ($3,647,000, or $.41 per share, net of taxes, classified as special charges in the Consolidated Statement of Operations) were incurred and have been charged to expense. The non-recurring costs and expenses include the following:
(a) $2,510,000 in merger-related costs; (b) $555,000 to provide for the consolidation of facilities; $580,000 in severance payments to former HWI employees; and (d) $670,000 for the conversion and integration of various programs. All costs had been committed to and all appropriate personnel had been notified by the end of the second quarter of fiscal 1995.

In May 1994, Summit Environmental Group, Inc. (Summit) was merged with and into Earth Technology (combined, the Company). Earth Technology issued 2,903,103 shares of common stock for all of the common stock of Summit. The merger was accounted for as a pooling of interests, and accordingly, the Company's fiscal 1994 consolidated financial statements had been restated for all periods prior to the merger to include the accounts and operations of Summit.

During the three years ended August 25, 1995, the Company made one acquisition accounted for by the purchase method. The results of operations of the acquired company have been included in the Company's financial statements since the date of acquisition. Total consideration paid for the fiscal 1994 acquisition was approximately $509,000 in cash and notes. The Company's financial results would not be materially different if the results of the acquisition were included as though the acquisition occurred at the beginning of each period.

3. DISCONTINUED OPERATIONS

During fiscal 1995, the Company incurred a $156,000 loss (net of income tax benefits of $94,000) on the sale of certain laboratories. Subsequent to those sales, on August 11, 1995 the Company announced its intention to dispose of its remaining laboratory operations. The Company anticipates the disposal to be completed during fiscal 1996 through the sale of the remaining operations.

The disposal of the laboratory operations has been accounted for as a discontinued operation and accordingly, its operating results are segregated and reported as discontinued operations in the Consolidated Statement of Operations. Prior year financial statements have been reclassified to conform to the current year presentation.

The condensed statements of discontinued operations for the three fiscal years ended August 25, 1995 are as follows:



In thousands                                  1995           1994           1993
--------------------------------------------------------------------------------
Sales                                      $8,714        $12,706         $13,756

Intercompany sales                          2,891          3,251           3,982

Income (loss) before tax                   (1,300)          (149)          1,222

Income tax (benefit)                         (543)           (56)            458

Income (loss)                             $  (757)     $     (93)      $     764



The effective tax rates for discontinued operations differ from the federal statutory rate primarily due to state taxes.

The estimated loss on disposal of $660,000 (net of income tax benefit of $395,000) includes the estimated loss on the laboratory disposal, the write-down of equipment and improvements, and the estimated loss through the date of disposal. Net assets of the discontinued operation of $789,000 are classified in other current assets at August 25, 1995.

 4.  CONTRACT RECEIVABLES

Contract receivables consist of the following:


In thousands                                          August 25,      August 26,
                                                            1995            1994
--------------------------------------------------------------------------------
U.S. Government

 Amounts billed                                           $11,655        $12,712

 Unbilled contract costs and fees                          10,935         11,867

 Retentions, due upon completion of contracts               1,761          1,253
                                                  ------------------------------
 Total U.S. Government                                     24,351         25,832
                                                  ------------------------------

Commercial

 Amounts billed                                            26,298         26,874

 Unbilled contract costs and fees                           4,014          4,346

 Retentions, due upon completion of contracts                 535            703
                                                  ------------------------------
 Total commercial                                          30,847         31,923

 Less allowance for doubtful accounts                       2,026          2,093
                                                  ------------------------------
 Net commercial                                            28,821         29,830
                                                  ------------------------------
Total                                                     $53,172        $55,662
--------------------------------------------------------------------------------


Unbilled contract costs and fees include amounts not billable under specific conditions of the applicable contracts, which are expected to be billed within one year.

Amounts not paid by customers pursuant to retention provisions in contracts will be due upon completion of the contracts and acceptance by the customer.

Allowance for doubtful accounts activity is summarized as follows:

                                        August 25,     August 26,     August 27,
In thousands                               1995           1994           1993
--------------------------------------------------------------------------------
Balance at beginning of year               $2,093         $1,034         $1,179

Provision charged to income                   658          1,534            447

Accounts written off                         (725)          (475)          (592)
                                    --------------------------------------------
Balance at the end of year                 $2,026         $2,093         $1,034
--------------------------------------------------------------------------------


 5.  PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following:

                                                      August 25,     August 26,
In thousands                                             1995           1994
--------------------------------------------------------------------------------
Land                                                      $ 1,000        $ 1,020

Buildings                                                   5,005          5,668

Field and laboratory equipment                              5,925          8,344

Office furniture and equipment                             16,449         14,609

Transportation equipment                                    3,243          2,989

Equipment under capital leases                              1,616          4,323

Leasehold improvements                                      2,075          1,646
                                                  ------------------------------
                                                           35,313         38,599
                                                  ------------------------------
Less accumulated depreciation and amortization             19,871         20,007
                                                  ------------------------------
                                                          $15,442        $18,592
--------------------------------------------------------------------------------


6.  LONG-TERM DEBT

Long-term debt consists of the following:



In thousands                                           August 25,     August 26,
                                                             1995           1994
--------------------------------------------------------------------------------
Resolving credit agreement at floating rate options       $18,700        $12,553

Mortgage note payable, 8.25%, payable in monthly
installments, through March, 2004                           3,930          4,016

Notes payable to banks with interest ranging
from 2.9% to 12.75%, due through August 1996                  337            488

Unsecured notes payable to former shareholders

with interest ranging from 6% to 12%, payable
through February 1999                                         245            575

Capitalized lease obligations secured by property
and equipment with interest ranging from
6.93% to 12.4%, payable in monthly installments
through March 1998                                          1,160          2,587

Bank term loan                                                  -          2,079

Mortgage note payable                                           -             89
                                                 -------------------------------
                                                           24,372         22,387

Less:  amounts due within one year                          1,196          4,451
                                                  ------------------------------
                                                          $23,176        $17,936
--------------------------------------------------------------------------------


Principal payments due after August 25, 1995 are:
 1996 - $1,196,000; 1997 -$512,000; 1998 - $18,972,000;
1999 - $150,000; 2000 - $136,000; Beyond - $3,406,000

In May 1994, the Company entered into a revolving credit agreement with a bank, secured by substantially all of its assets, which provides for borrowing to a maximum of $25,000,000, subject to a formula based on eligible accounts receivable. The revolving line of credit expires May 24, 1997. The agreement allows for borrowing at a floating interest rate based on the bank's reference rate, or at Eurodollar rates, plus 2%, for specified periods of time. Premium interest charges over reference or Eurodollar rates may vary from quarter to quarter by .25%, up or down, based on the ratio of total debt to EBITDA as of the end of each quarter. Borrowings at August 25, 1995 included $6,700,000 at the reference rate of 9%, and $12,000,000 at the Eurodollar rate of 8.19% . The credit agreement places various restrictions on the Company, including prohibitions on the payment of dividends and additional borrowing, and provides that specific financial ratios be maintained.

On June 26, 1995, The Revolving Credit Agreement was amended to provide for a temporary increase through November 1995 in the advance rate from 75% to 85% of eligible accounts receivable. Under the original formula which will be reinstated in November 1995, the maximum borrowings allowed at August 25, 1995 would have been $21,268,000.

7.  SUBORDINATED DEBT AND REDEEMABLE SENIOR PREFERRED STOCK

The $10 million subordinated note was issued in August 1990 with warrants to acquire 166,500 shares of the Company's common stock (see Note 12). The note carries an interest rate of 12.5% and is due June 30, 1998.

In May, 1995, the Company, redeemed for cash the 25,000 outstanding shares of Redeemable Senior Preferred Stock at the base liquidation value of $100 per share. The shares had earned annual cumulative dividends of $10 per share.

8.  INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets are:



In thousands                                           August 25,     August 26,
                                                             1995           1994
--------------------------------------------------------------------------------
Deferred Tax Liabilities

     Tax over book depreciation                            $1,020         $1,119

     Prepaid expenses                                         541            506

     Government contract retentions                           679            496

     Award fees                                               172            255

     Other                                                    394            742
                                                  ------------------------------
     Total deferred tax liabilities                        2,806           3,118

Deferred Tax Assets:

     Project and other accruals                             3,495          4,231

     Provision for special charges                            738            801

     Deferred compensation                                    371            234

     Change in accounting methods                             151            181

     Net operating loss carryforwards                         118            151

     Other                                                    187            203
                                                  ------------------------------
     Total deferred tax assets                              5,060          5,801
                                                  ------------------------------

     Net deferred tax assets                               $2,254         $2,683
--------------------------------------------------------------------------------


 Significant components of the provision for income taxes attributable to continuing operations are as follows:


Fiscal Year (In thousands)                  1995           1994           1993
--------------------------------------------------------------------------------
     Current:
          Federal                           $1,114        $1,531         $2,336
          State                                421            83            642
                                     -------------------------------------------

     Total Current                           1,535         1,614          2,978

     Deferred:
          Federal                              691          (555)        (1,905)
          State                                133             7           (503)
                                     -------------------------------------------

     Total deferred                            824          (548)        (2,408)

     Change in valuation allowance              --          (721)          (289)
                                     -------------------------------------------

     Total                                  $2,359        $  345         $  281
                                     -------------------------------------------


The following table reconciles the provision for income taxes to the statutory federal income tax rate:


Fiscal Year (In thousands)                                            1995           1994           1993
-----------------------------------------------------------------------------------------------------------


Income tax provision (benefit) computed at the statutory tax         $1,170     $     (127)       $(3,217)

State taxes, net of federal benefit                                     366             59             92

Benefit from net operating losses                                        --             --           (692)

Alternative minimum tax (credit)                                         --             --            (95)

Goodwill amortization                                                   118            192          3,947

Deferred taxes resulting from change in accounting methods               --             --            363

Nondeductible merger costs                                              865            872             --

Change in valuation allowance                                            --           (721)          (289)

Other, net                                                             (160)            70            172
                                                                     ------------------------------------
                                                                     $2,359           $345           $281
                                                                     ------------------------------------
Effective tax rate                                                    68.6%          92.5%           3.0%
                                                                     ------------------------------------
                                                                     ------------------------------------

As of August 25, 1995 the Company has a federal net operating loss carryforward of approximately $274,000 which expires in 2001. Usage is limited to approximately $44,000 in each remaining year.


9. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS - The following is a schedule of future minimum lease payments at August 25, 1995 under the Company's capital leases (together with the present value of minimum lease payments) and operating leases that have initial or remaining noncancellable lease terms in excess of one year:



Fiscal Year
(In thousands)                     Capital Leases     Operating Leases
------------------------------------------------------------------------
1996                                      $   760               $4,045

1997                                          260                3,626

1998                                          107                3,053

1999                                           27                2,600

2000                                            6                1,485
                                   -------------------------------------

                                            1,160              $14,809
                                   -------------------------------------
      Amount representing interest           (221)
                                   -----------------
                                          $   939
------------------------------------------------------------------------


Rental expense under operating leases totaled approximately $5,071,000, $5,159,000, and $5,491,000, for the fiscal years 1995, 1994, and 1993, respectively.  Certain operating leases have renewal options.

U.S. Government contracts are subject to government audit. Such audits could lead to inquiries from the government regarding the appropriateness of expenses under U.S. Government regulations. The Company believes that such inquiries, if any, will not result in significant changes to revenues recorded.

NOTE 10 - LITIGATION

As a professional services firm engaged in engineering, environmental safety matters, the Company encounters potential claims, including claims for environmental damage, in the normal course of business. The Company practices a vigorous response to such claims including a legal defense when necessary. To minimize its risk against these claims, the Company promotes risk management techniques when providing professional services. The Company also maintains an insurance program which includes coverage for environmental and asbestos claims related to its business.

Certain pending legal actions, which are described below, make claims for substantial damages which, if awarded, would have a material adverse effect on the Company's financial position and the results of its operations.

     (1) One of the Company's subsidiaries, Alternative Ways, Inc. (AWI) has been named a co-defendant in certain action filed on October 9, 1990 in the Supreme Court for the State of New York, County of New York. Other defendants in the lawsuit include Madison Square Garden Corporation, Paramount Communications, Inc. and Herbert Construction Company/HRH Construction Corporation. Plaintiff, an asbestos abatement contractor, seeks $20 million in compensatory damages and up to $100 million in punitive damages. While this dispute involved asbestos removal, Plaintiff makes no environmental claim related to asbestos. Plaintiff rather alleges that defendants misrepresented the job and underpaid for the work. AWI vigorously denies these assertions and had no contractual relationship with the Plaintiff.

     (2) A California, nonprofit homeowners association, Canyon Estates Community Association, commenced on November 25, 1992 a civil action for negligence in Superior Court for the County of Orange California against the company and twenty-two other defendants including certain soils engineering firms, certain land developers and certain home builders. As to the Company, the suit challenges certain preliminary soils engineering work completed in the mid-1980s. In December, 1994, Plaintiff presented the Defendants with an expert witness report which asserts corrective remedies will cost more than $140 million. The Company vigorously disputes this opinion and any claim of liability against it.

     (3) Various property owners, merchants, residents, and tenants located on Hollywood Boulevard in Los Angeles, California have filed on April 28, 1995 a multi-count civil action in Superior Court for the County of Los Angeles against the Los Angeles County Metropolitan Transportation Authority and approximately 50 contractors associated with the Metro Rail project, including the Company. The legal action seeks unspecified damages and other judicial relief for damages arising out of the construction of the Metro Rail red line along Hollywood Boulevard. Given the recent commencement of this action, the Company believes it is premature to venture any reasonable evaluation of the outcome of this matter or reasonable estimate of damages. The Company intends, however, to vigorously dispute any claim of liability against it.

Because the two cases are at an early stage in the legal process, the ultimate outcome or the range of costs, if any, cannot be determined at this time.

There are other claims and suits pending against the Company for alleged damages to persons and property and for alleged liabilities arising out of matters occurring during the normal operation of the Company's business. In the opinion of management, the uninsured liability, if any, of these other claims and suits would not materially affect the financial position or results of operations of the Company.

11.  EMPLOYEE BENEFIT PLANS

RETIREMENT SAVINGS PLAN - The Company and its subsidiaries have defined contribution retirement savings plans covering substantially all full time employees who have completed sixty days of continuous service. The Company funds a percentage of the plan cost based upon each employee's voluntary contribution. The Company's contributions expensed were approximately $1,307,000, $1,360,000, and $1,250,000, for the fiscal years 1995, 1994, and 1993, respectively.

BONUS PLAN - The Company has a discretionary bonus plan, covering substantially all employees. The Company has expensed approximately $1,655,000, $2,511,000, and $2,940,000, under this plan for the fiscal years 1995, 1994, and 1993, respectively.

12.  STOCKHOLDERS' EQUITY

PER SHARE INFORMATION - Net income (loss) per share is computed on the basis of the weighted average number of shares outstanding plus the common stock equivalents which would arise from the exercise of stock options as follows:
1995 - 8,890,743; 1994 - 5,597,148, and 1993 - 5,006,884.

WARRANTS - In 1990, the Company issued warrants to purchase 166,500 shares of common stock at an exercise price of $24.32 per share expiring in June, 1998. No warrants have been exercised to date. The Company has reserved 166,500 shares of common stock for the possible exercise of the outstanding warrants.

OPTIONS AND STOCK PURCHASE PLANS - The Company has three stock plans for employees and directors. The 1987 Stock Option and Restricted Plan provides for the granting of options at the discretion of the Company, to key employees at a purchase price discount of up to 65% of the market value on the date the options are granted. The options vest over a period of three to five years and expire ten years after the date of grant. All options granted to date have been issued at an exercise price equal to fair market value at the date of the grant. Employees also may be granted restricted stock under the plan. The restricted stock grants normally vest from one to three years from the date of grant. During fiscal 1995 and 1994, the Company awarded 3,536 and 28,207 shares of restricted stock, respectively, vesting in varying periods through fiscal 1998.

The Director Option Plan provides for the granting of options to directors in lieu of 100% of the retainer fees earned at a purchase price of 25% of the fair market value on the date the options are granted. The options become exercisable on the first day of the calendar year following the date of the grant, or upon termination of the director's services, and expire 10 years after the date of grant. Compensation expense of $90,000, $87,500 and $41,650 has been recognized in fiscal years 1995, 1994 and 1993, respectively.

The 1994 Employee Stock Purchase Plan provides for all full-time employees to purchase common stock at a purchase price discount of up to 15% of the lower of market value at the beginning or end of a six month option period, subject to certain compensation limitations. The purchase price discount will be determined biannually by a Committee approved by the Board of Directors. The Company has reserved 150,000 shares under this plan. Employees purchased 68,679 shares in 1995. On August 25, 1995, 81,321 shares remained unissued under the plan and are available for future purchase.

Effective with the business combinations with HWI and Summit, the Company converted the options outstanding and remaining options reserved under the HWI Stock Option Plan and Summit 1988 Stock Option Plan to options of common stock exercisable at existing options and prices, adjusted for the common stock exchange ratios in effect at the respective merger dates.


RECAPITALIZATION AND CONVERSIONS - The fiscal 1994 Summit merger included a conversion to common stock of several of the instruments that had been issued by Summit in financing its growth. In May 1994, $4,556,000 in 14.5% subordinated notes, $620,000 in 5% Senior Preferred Stock, $7,505,000 in Series B Preferred Stock, $3,537,000 in preferred dividend arrearages, and $600,000 in Series A Preferred Stock were converted to common stock.

The fiscal 1995 merger with HWI included the conversion of 1,800,000 HWI Series A Preferred Stock and 56,934 unvested options into 1,852,105 shares of common stock. The conversion of the unvested options is included with exercised options in the following table.

Information with respect to options granted under the plans is as follows:



                                                Stock Option and          Director Option
                                          Restricted Stock Plans                     Plan
------------------------------------------------------------------------------------------
Outstanding at August 27, 1993                           805,922                   32,137

        Granted                                          348,922                   28,761

        Exercised                                        (57,457)                  (9,614)

        Canceled                                        (159,531)                       -
                                        --------------------------------------------------
Outstanding at August 26, 1994                           937,856                   51,284

        Granted                                          224,536                   21,518

        Exercised                                       (127,741)                       -

        Canceled                                         (86,004)                       -
                                        --------------------------------------------------
Outstanding at August 25, 1995                           948,647                   72,802
------------------------------------------------------------------------------------------
Exercisable at August 25, 1995                           522,083                   54,024

Common stock reserved                                  1,143,623                  190,386

Option price range                                $0.05 - $24.32            $0.72 - $9.54
------------------------------------------------------------------------------------------


13.  SPECIAL CHARGES

In fiscal 1995, operating income includes $4,315,000 ($3,647,000 or $.41 per share, net of taxes) of special charges related to the HWI merger (see Note 2). A liability of $465,000 remains at August 25, 1995.

In fiscal 1994, operating income includes special charges of $6,873,000. The charges include costs related to the Summit merger of $4,993,000 ($.66 per share net of taxes) and $1,880,000 ($0.25 per share net of taxes) for the closure of its Minneapolis office, including lease obligations and severance pay. At August 25, 1995, all merger charges had been paid and $404,000 remained relating to the closure of the Minneapolis office, including $319,000 in Allowance for Doubtful Accounts.

In fiscal 1993, operating losses include special charges of $15,000,000 ($2.69 per share net of tax). This charge includes $11,259,000 for the write-down of goodwill as a result of the Company's determination that, based upon weaker than expected operating results due to poor regional economic conditions, the carrying value of intangible assets relating to certain acquisitions were impaired. The balance of the fiscal 1993 special charges, $3,741,000 was to currently recognize the effect of an unfavorable lease ($2,551,000) and to provide for the consolidation of certain administrative functions ($1,190,000). At August 25, 1995, a balance of $1,716,000 existed relating to the unfavorable lease. This balance will be utilized over the remaining four years of the lease.

The balances are included in Other Accrued Liabilities and Other Long-Term Liabilities, in the Consolidated Balance Sheet, unless noted otherwise.


14.  SUBSEQUENT EVENT

On September 11, 1995, the Company entered into a letter of intent to acquire Barrett Consulting Group, Inc. (Barrett). The letter of intent expired on October 31, 1995 without a definitive agreement being reached. The parties are continuing to negotiate terms and conditions with the objective of reaching a definitive agreement which would result in Barrett being acquired as a wholly-owned subsidiary of the Company in a transaction to be accounted for as a purchase.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
THE EARTH TECHNOLOGY CORPORATION (USA)

We have audited the accompanying consolidated balance sheets of The Earth Technology Corporation (USA) as of August 25, 1995 and August 26, 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 25, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Earth Technology Corporation (USA) at August 25, 1995 and August 26, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 25, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 10 to the consolidated financial statements, the Company is a defendant in certain lawsuits for breach of contract and other allegations which claim substantial compensatory and punitive damages. The Company denies the allegations, and preliminary hearings and discovery proceedings are in progress. The ultimate outcome of the litigation cannot presently be determined. Accordingly, no provision has been made in the consolidated financial statements.


/s/ ERNST & YOUNG LLP
---------------------

Long Beach, California
October 18, 1995,
except for Note 14, as to which the date is November 1, 1995

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


                                                          First Quarter    Second Quarter      Third Quarter       Fourth Quarter
----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1995
Gross revenues                                             $    47,561      $    43,303          $    43,020        $    45,608

Net revenues                                                    29,018           27,559               28,958             28,104

Operating income (loss)                                          2,326           (3,190)(1)            2,192              2,112

Net income (loss)                                                1,203           (3,208)               1,023                461

Net income (loss) per common share                         $      0.14      $     (0.37)         $      0.12        $      0.05


FISCAL 1994

Gross revenues                                             $    47,008      $    40,675          $    40,482        $    48,034

Net revenues                                                    28,440           26,656               27,759             29,179

Operating income (loss)                                          1,617            1,558               (6,098)(2)          2,550

Net income (loss)                                                1,175              761               (4,773)             1,754

Net income (loss) per common share                         $      0.16      $      0.10          $     (0.89)       $      0.20


(1)  INCLUDES SPECIAL CHARGES OF $4,315,000 REPRESENTING MERGER COSTS.

(2) INCLUDES SPECIAL CHARGES OF $6,873,000 REPRESENTING MERGER COSTS AND COSTS OF MINNEAPOLIS OFFICE CLOSURE.


STOCK INFORMATION

The Company's common stock is traded on the NASDAQ National Market System under the symbol "ETCO". The following table sets forth the range of high and low bid quotations per share of common stock, as reported by the National Association of Security Dealers Automatic Quotation ("NASDAQ"). The bid quotations reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions, and may not necessarily represent actual transactions.


                                             High       Low
---------------------------------------------------------------
Fiscal 1995
     First quarter                          10 7/8     8 3/8

     Second quarter                          9 1/2     6

     Third quarter                           6 1/2     4 5/8

     Fourth quarter                          6 1/2     4 3/4


Fiscal 1994

     First quarter                          10 3/4     7 5/8

     Second quarter                         14         7 7/8

     Third quarter                          16 1/8    11 3/4

     Fourth quarter                         12 7/8     7 1/2
---------------------------------------------------------------

DIVIDEND POLICY

The Company has never paid any dividends on its common stock. The Company has no present intention of paying cash dividends on its common stock in the foreseeable future and intends to retain all earnings to finance its future growth. The Revolving Credit Agreement prohibits the declaration and payment of dividends.

HOLDERS OF STOCK

As of November 13, 1995, there were approximately 1,116 record holders of common stock. The Company estimates that there are an additional 2,500 holders of stock in nominees' names.


BOARD OF DIRECTORS                                OFFICERS
Diane C. Creel Chairwoman(3),                     Diane C. Creel
Chief Executive Officer and President             President and Chief Executive Officer
The Earth Technology Corporation (USA)
                                                  Creighton K. Early
Charles D. Applequist(2)                          Chief Financial Officer/Executive Vice President
Vice President
Minnesota Gas Company, Inc.                       Charles S. Alpert
                                                  Corporate Secretary
James E. Clark(1,3)
Consultant and former President of                Patricia E. Montgomery
Western Operations for Prudential Insurance       Assistant Corporate Secretary

Creighton K. Early(3)
Chief Financial Officer/Executive Vice President
The Earth Technology Corporation (USA)

Richard H. Guilford
Chairman
The United States Company

Richard J. Heckmann(1,3)
Chairman and Chief Executive Officer
U.S. Filter Corporation

Ward W. Johnson(1)
Retired-former President/Owner
Bralley-Willet Tank Lines

Larry J. Lawrence(2)
Lawrence, Smith & Horey

Martha L. Robinson(2)
Vice President
Prudential Equity Investors, Inc.

(1)Compensation/Stock Plan Committee

(2)Audit Committee

(3)Nominating Committee

Annual Stockholders' Meeting

10:00 a.m., January 25, 1996
Hyatt Regency Hotel
200 S. Pine Avenue
Long Beach, CA 90802

Stock Trading

NASDAQ-OTC-Symbol ETCO

10K/Investor Contact

Requests for the 1995 Form 10K filed by the Company with the Securities and Exchange Commission and for other information about the Company should be addressed to:

Patricia E. Montgomery
Assistant Corporate Secretary
The Earth Technology Corporation (USA)
100 West Broadway, Suite 5000
Long Beach, CA 90802
Telephone: (310) 495-4449

Legal Counsel

Sheppard, Mullin, Richter & Hampton
333 South Hope Street
Los Angeles, CA 90071

Independent Auditors

Ernst & Young LLP
One World Trade Center, Suite 2000
Long Beach, CA 90831

Registrar and Transfer Agent

First Interstate Bank of California
Stock Transfer Administration (W11-2)
P.O. Box 54168, Terminal Annex
Los Angeles, CA 90054-0168

Corporate Office
The Earth Technology Corporation (USA)
100 West Broadway, Suite 5000
Long Beach, CA 90802
Telephone: (310) 495-4449